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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             WHITE RIVER CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                                 and associated
                          Rights to Purchase Shares of
                Series B Participating Cumulative Preferred Stock
                         (Title of Class of Securities)

                                   964452 10 6
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 7 pages
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  CUSIP No. 964452 10 6

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fund American Enterprises Holdings, Inc.
      I.R.S. Identification No. 94-2708455
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
     NUMBER OF            295,932
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER
     OWNED BY             718,818
       EACH        -----------------------------------------------------------
    REPORTING        7    SOLE DISPOSITIVE POWER
      PERSON              295,932
       WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          718,818
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,014,750
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      20.8%

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO

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                               Page 2 of 7 Pages

  CUSIP No. 964452 10 6

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fund American Enterprises, Inc.
      I.R.S. Identification No. 51-0328932
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          0
     NUMBER OF     -----------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY           718,818
     OWNED BY      -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
    REPORTING             0
   PERSON WITH     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          718,818
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      718,818
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.7%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
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                               Page 3 of 7 pages
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Item 1(a).   Name of Issuer:
             --------------
       This Statement on Schedule 13G (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of White River Corporation, a Delaware corporation ("White River"), including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
       777 Westchester Avenue, Suite 201, White Plains, New York, 10604.

Item 2(a).   Name of Person Filing:
             ---------------------

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

       Fund American     80 South Main Street, Hanover, NH 03755

       FAE               The 1820 House, Main Street, Norwich, VT, 05055.

Item 2(c).   Citizenship:
             -----------

       Fund American and FAE are Delaware corporations.

Item 2(d).   Title of Class of Securities:
             ----------------------------

       Common stock, par value $.01 per share, of White River, including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 2(e).   CUSIP Number:
             ------------

       964452 10 6

Item 3.      If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
             -------------------------------------------------------------------
Check Whether the Person Filing is a:
------------------------------------

       Not applicable.



                                Page 4 of 7 pages

Item 4.      Ownership.
             ---------

       (a)   Amount Beneficially Owned:  1,014,750 shares of Common Stock.
             -------------------------
       (b)   Percent of Class: 20.8%
             ----------------
       (c)   Number of Shares as to Which Fund American has:
             ----------------------------------------------
             (i)    sole power to vote or to direct the vote:
                    0

             (ii)   shared power with FAE to vote or to direct the vote:
                    1,014,750

             (iii)  sole power to dispose or to direct the disposition of:
                    0

             (iv) shared power with FAE to dispose or to direct the disposition of:
                    1,014,750

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on by the Parent Holding Company.
             ------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------

       John J. Byrne, the Chairman of the Board, President and Chief Executive Officer of Fund American, beneficially owned 835,112 shares of Common Stock (representing approximately 17.1% of the outstanding shares of Common Stock) as of December 31, 1996. Fund American believes that Fund American, FAE and Mr. Byrne do not constitute a group with respect to the Common Stock owned by them and Fund American and FAE disclaim any beneficial ownership of the shares of Common Stock owned by Mr. Byrne.


                                Page 5 of 7 pages

Item 9.      Notice of Dissolution of Group.
             ------------------------------

             Not applicable.

Item 10.     Certification.
             -------------

             Not applicable.









                               Page 6 of 7 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 10, 1997

                                          FUND AMERICAN ENTERPRISES
                                          HOLDINGS, INC.

                                          By:  /s/ Michael S. Paquette
                                              --------------------------------
                                          Name:  Michael S. Paquette
                                          Title: Vice President and Controller


                                          FUND AMERICAN ENTERPRISES, INC.

                                          By:  /s/ Terry L. Baxter
                                              --------------------------------
                                          Name:  Terry L. Baxter
                                          Title: President




                               Page 7 of 7 pages